Filed by Vistra Energy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dynegy Inc.

Commission File Number: 001-33443

The following is the transcript of an interview by Jim Cramer of Curt Morgan, President and CEO of Vistra Energy Corp., that aired on the “Mad Money” program on CNBC on the evening of October 31, 2017:

Jim Cramer: After months of talks, Vistra Energy, a big Texas-based utility finally announced its plans to close its merger with Dynegy yesterday, which could create a $20 billion energy titan. The deal gives Vistra some major power generation holdings throughout the Northeast, Mid-Atlantic and Midwest. But while Dynegy’s stock soared on the news, Vistra’s stock got slammed – it fell from $20 to $18 yesterday. It bounced back nicely in today’s session. Normally we wouldn’t be too excited about a utility at this point in the economic cycle, but the current economy is so strong that it’s allowing the utility stocks to roar. I think this deal could be a game-changer for these guys. So let’s sit down with Curt Morgan, he’s the President and CEO of Vistra Energy to learn more about the Dynegy deal and what it means for shareholders going forward and whether you should buy the stock. Mr. Morgan welcome to Mad Money.

Curt Morgan: Hey Jim, thanks a lot for having me on. You have a great show here.

Cramer: You’re too kind, thank you. We have introduced people to the American electric powers, to the dominions, we’ve had a lot of the traditional utility plays, could you please describe why Vistra is different and it’s more of a growth situation? So people know what they might be getting into.

Morgan: Yeah, sure. We’re what we refer to as a competitive generator with a retail energy provider. We don’t have any regulated revenue streams. We’re free to deploy capital outside of the regulatory scheme, so there’s opportunity for us obviously to create returns above regulated returns. If you could deploy capital at the right times of the cycle you can create disproportionate returns, but you have to be disciplined and you have to have a strong balance sheet.

Cramer: So you buy Dynegy and you incorporate that with your very, very good balance sheet and you become a national utility that could actually grow even faster than you could just in Texas?

Morgan: That is correct. This was a complementary deal. We were exclusively in Texas and now we’re in multiple states. It’s also complementary from the standpoint of fuel type. We’re going to be a lot more natural gas fire generation which is really the fuel of the future for the next ten years at least. So, yeah, this is a great deal for us to diversify our business.

Cramer: Now, just again so people understand, a regulated utility may not be able to make any money, more money if natural gas falls in price because they’re regulated. Your company if it can get cheap fuel and grow – benefits go right to the bottom line.

Morgan: It does. And the thing about our company is it’s resilient in both low and high gas prices. We’re probably more leveraged to higher natural gas prices because that translates into higher power prices. But given our strong combined cycle gas fleet, our natural gas fired generation fleet, we actually can make money on the down cycle of the gas business, which is really important to us. And the last thing I’d say, Jim, is that we have a retail business too that does well in lower power price environments and also in high power price environments. I think that’s a differentiator. We are an integrated power company and the retail business is incredibly important.

Cramer: I’m glad you brought that up because one of the things when I was reading about your company – and thank you for flagging me because it’s such an interesting deal – is that people get to choose. People maybe don’t understand that maybe where I’m in, in New Jersey, they can choose power companies. And your company has – I’m trying to put this right – it has a much better reputation that other providers, so people can switch to you. And apparently you’re the dominant play because customers like you.

Morgan: That’s right. We have 24% of the market share in Texas. We’ve kept that amount for many years. We have very strong customer loyalty and customer ratings. Some of the tops in any retail business. And we have a very good product and services part of our retail business that creates new products and services, like free nights and solar days. Very accretive business, very analytical and very profitable.

Cramer: Now, Dynegy at one point had lost its way and it had gotten in trouble, people thought it had taken too much debt on. Is it cleaned up enough that it can’t bring Vistra down?

Morgan: Yeah, so at the end of the deal, when we close, that day we will be – and I don’t want to get too much jargon here – but we’ll have roughly four times gross debt to our earnings, or EBITDA. That’s still the lowest after the deal closes, of anybody else in the business. And then within two years we’re back to our target of the three times gross debt to EBITDA, and that allows us obviously to be given the earnings power of the Company and the cash flow power of the Company to deploy capital during the low parts of the cycle.

Cramer: Well, I’ve got to tell you, you’re a great way to play the industrial renaissance. I mean, you are in fantastic areas that are doing really well. I want people to understand, you’re a growth company. Curt Morgan, President and CEO of Vistra Energy, congratulations on that deal, sir, I think it’s going to be a great one for you.

Morgan: Thanks a lot, Jim, thanks for having me on.

Cramer: Absolutely. Okay guys, you want growth, you wouldn’t think you could get it in utility. But an unregulated utility based in Texas that just moved into the North East – that company is going to give you growth. VST, I like the stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information presented herein includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Vistra Energy and Dynegy operate and beliefs of and assumptions made by Vistra Energy’s management and Dynegy’s management, involve risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of Vistra Energy or Dynegy or the combined company. All statements, other than statements of historical facts, are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “shall,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would,” “guidance,” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. Readers are cautioned not to place undue reliance on forward-looking statements. Although Vistra Energy and Dynegy believe that in making any such forward-looking statement, Vistra Energy’s and Dynegy’s expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and risks that could cause results to differ materially from those projected in or implied by any such forward-looking statement, including but not limited to (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated or that cause the parties to abandon the proposed transaction; (iv) the effect of the announcement of the proposed transaction on Vistra Energy’s and Dynegy’s relationships with their respective customers and their operating results and businesses generally (including the diversion of management time on transaction-related issues); (v) the risk that the credit ratings of the combined company or its subsidiaries are different from what Vistra Energy and Dynegy expect; (vi) adverse changes in general economic or market conditions (including changes in interest rates) or changes in political conditions or federal or state laws and regulations; (vii) the ability of the combined company to execute upon the strategic and performance initiatives contemplated herein (including the risk that Vistra Energy’s and Dynegy’s respective businesses will not be integrated successfully or that the cost savings, synergies and growth from the proposed transaction will not be fully realized or may take longer to realize than expected); (viii) there may be changes in the trading prices of Vistra Energy’s and Dynegy’s common stock prior to the closing of the proposed transaction; and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Vistra Energy and Dynegy from time to time, including (a) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and (b) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Dynegy’s annual report on Form 10-K for the fiscal year ended December 31, 2016.

Any forward-looking statement speaks only at the date on which it is made, and except as may be required by law, neither Vistra Energy nor Dynegy undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of them; nor can Vistra Energy or Dynegy assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of October 29, 2017, by and between Vistra Energy and Dynegy. The proposed transaction will be submitted to the respective stockholders of Dynegy and Vistra Energy for their consideration. In connection with the proposed merger, Vistra Energy expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Vistra Energy and Dynegy that also constitutes a prospectus of Vistra Energy (the “joint proxy statement”), which joint proxy statement will be mailed or otherwise disseminated to Vistra Energy stockholders and Dynegy stockholders when it becomes available. Vistra Energy and Dynegy also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

ABOUT VISTRA ENERGY, DYNEGY, THE PROPOSED MERGER AND RELATED MATTERS. You may obtain a free copy of the joint proxy statement and other relevant documents (if and when they become available) filed by Vistra Energy and Dynegy with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Vistra Energy with the SEC will be available free of charge on Vistra Energy’s website at www.vistraenergy.com or by contacting Vistra Energy Investor Relations at 214-812-0046 or at investor@vistraenergy.com. Copies of the documents filed by Dynegy with the SEC will be available free of charge on Dynegy’s website at www.dynegy.com or by contacting Dynegy Investor Relations at (713) 507-6466 or at ir@dynegy.com.

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION

Vistra Energy and Dynegy and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about Vistra Energy’s directors and executive officers in Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and on its website at www.vistraenergy.com. You can find information about Dynegy’s directors and executive officers in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 30, 2017, and on its website at www.dynegy.com. Additional information regarding the interests of such potential participants will be included in the joint proxy statement and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Vistra Energy or Dynegy using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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